Exhibit 99.1

GigaCloud Technology Inc Announces Second Quarter and First Half 2023 Financial Results, Including Second Consecutive Quarter of Record Profitability

Net Income Increased by over 200% Period-Over-Period in First Half 2023

Revenue Increased by 18.8% Period-Over-Period in First Half 2023

WALNUT, Calif., August 15, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced its unaudited financial results for the quarter and six months ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Total revenues were $153.1 million in the second quarter of 2023, an increase of 23.5% from $124.0 million in the second quarter of 2022.

•

Gross profit was $40.4 million in the second quarter of 2023, an increase of 137.1% from $17.0 million in the second quarter of 2022. Gross margin increased to 26.4% in the second quarter of 2023 from 13.7% in the second quarter of 2022.

•	Net income was $18.4 million in the second quarter of 2023, an increase of 201.5% from $6.1 million in the second quarter of 2022.

•	Cash was $181.5 million and restricted cash was $0.9 million as of June 30, 2023, compared to $143.5 million and $1.5 million as of December 31, 2022, respectively.

•	Adjusted EBITDA[1] was $24.9 million in the second quarter of 2023, an increase of 219.3% from $7.8 million in the second quarter of 2022.

First Half 2023 Financial Highlights

•	Total revenues were $280.9 million in the six months ended June 30, 2023, an increase of 18.8% from $236.5 million in the six months ended June 30, 2022.

•

Gross profit was $69.9 million in the six months ended June 30, 2023, increased by 106.4% from $33.9 million in the six months ended June 30, 2022. Gross margin was 24.9% in the six months ended June 30, 2023, compared to 14.3% in the six months ended June 30, 2022.

•	Net income was $34.3 million in the six months ended June 30, 2023, an increase of 216.7% compared to $10.8 million in the six months ended June 30, 2022.

•	Adjusted EBITDA[1] was $44.7 million in the six months ended June 30, 2023, an increase of 203.9% compared to $14.7 million in the six months ended June 30, 2022.

[1]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Operational Highlights

•	GigaCloud Marketplace GMV[2] was $607.5 million in the 12 months ended June 30, 2023, an increase of 32.4% from $458.8 million in the 12 months ended June 30, 2022.

•	Active 3P sellers[3] were 665 in the 12 months ended June 30, 2023, an increase of 47.1% from 452 in the 12 months ended June 30, 2022.

•	Active buyers[4] were 4,351 in the 12 months ended June 30, 2023, an increase of 7.1% from 4,061 in the 12 months ended June 30, 2022.

•	Spend per active buyer[5] was $139,629 in the 12 months ended June 30, 2023, an increase of 23.6% from $112,987 in the 12 months ended June 30, 2022.

•

3P seller GigaCloud Marketplace GMV[6] was $324.7 million in the 12 months ended June 30, 2023, an increase of 65.1% from $196.7 million in the 12 months ended June 30, 2022. 3P seller GigaCloud Marketplace GMV represented 53.4% of total GigaCloud Marketplace GMV in the 12 months ended June 30, 2023.

Larry Wu, Founder, Chairman of the Board of Director, and Chief Executive Officer of GigaCloud, commented, “We are thrilled with our results for the first half of 2023, especially our tremendous period-over-period net income growth of over 200% and another consecutive quarter of generating record profitability. We are seeing our momentum continue to grow at both the 1P and 3P level in our GigaCloud Marketplace as we execute on our strategy and further our market leading position as a trusted global B2B ecommerce brand. Despite a challenging market environment for large parcel merchandise, our unique business model and technological advances have propelled us to achieve another quarter of exceptional operational and financial results. We have built a reputation with our strong brand, value, and services selection, and believe GigaCloud is well positioned to deliver value to shareholders for the rest of 2023 and beyond.”

[2]

GigaCloud Marketplace GMV means the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

[3]	Active 3P sellers means sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[4]	Active buyers means buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[5]	Spend per active buyer is calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date.
[6]

3P seller GigaCloud Marketplace GMV means the total gross merchandise value of transactions sold through our GigaCloud Marketplace by 3P sellers, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

Second Quarter 2023 Financial Results

Revenues

Total revenues were $153.1 million in the second quarter of 2023, increased by 23.5% from $124.0 million in the second quarter of 2022. The increase was primarily due to an increase in market demand for large parcel merchandise, leading to increases in our GigaCloud Marketplace GMV, sales volume and number of sellers and buyers.

•

Service revenue from GigaCloud 3P was $43.3 million in the second quarter of 2023, increased by 31.9% from $32.8 million in the second quarter of 2022. The increase was primarily due to an increase in revenue from last-mile delivery services by 69.2% from $13.5 million in the second quarter of 2022 to $22.9 million in the second quarter of 2023 and an increase in revenue from warehouse services by 62.1% from $3.3 million in the second quarter of 2022 to $5.3 million in the second quarter of 2023. These increases were partially offset by a decrease in revenue from ocean transportation services by 61.8% from $10.2 million in the second quarter of 2022 to $3.9 million in the second quarter of 2023, primarily due to the decrease in ocean freight costs which drove down our prices.

•

Product revenue from GigaCloud 1P was $69.8 million in the second quarter of 2023, increased by 14.9% from $60.7 million in the second quarter of 2022. The increase was primarily due to increases in spend per active buyer.

•

Product revenue from off-platform ecommerce was $40.1 million in the second quarter of 2023, increased by 31.6% from $30.5 million in the second quarter of 2022. The increase was primarily due to an increased sales in certain third-party off-platform ecommerce.

Cost of Revenues

Cost of revenues was $112.8 million in the second quarter of 2023, increased by 5.4% from $107.0 million in the second quarter of 2022.

•

Cost of services increased by 22.7% from $28.3 million in the second quarter of 2022 to $34.8 million in the second quarter of 2023, primarily due to an increase in staff cost by 316.1% from $1.0 million in the second quarter of 2022 to $4.1 million in the second quarter of 2023, and an increase in delivery cost by 8.5% from $23.8 million in the second quarter of 2022 to $25.8 million in the second quarter of 2023.

•

Cost of product sales slightly decreased by 0.9% from $78.7 million in the second quarter of 2022 to $78.0 million in the second quarter of 2023, primarily due to an increase in delivery costs by 39.0% from $7.6 million in the second quarter of 2022 to $10.6 million in the second quarter of 2023, partially offset by a decrease in rental cost by 25.9% from $6.0 million in the second quarter of 2022 to $4.4 million in the second quarter of 2023 and a decrease in product cost by 1.9% from $61.6 million in the second quarter of 2022 to $60.4 million in the second quarter of 2023.

Gross Profit and Gross Margin

Gross profit was $40.4 million in the second quarter of 2023, increased by 137.1% from $17.0 million in the second quarter of 2022. Gross margin increased to 26.4% in the second quarter of 2023 from 13.7% in the second quarter of 2022.

Operating Expenses

Total operating expenses were $17.0 million in the second quarter of 2023, increased by 93.0% from $8.8 million in the second quarter of 2022.

•

Selling and marketing expenses were $9.5 million in the second quarter of 2023, increased by 74.9% from $5.5 million in the second quarter of 2022. The increase was primarily due to an increase in staff cost related to selling and marketing personnel by 81.9% from $2.6 million in the second quarter of 2022 to $4.7 million in the second quarter of 2023, and an increase in platform service fee we incurred to certain third-party ecommerce websites by 62.1% from $2.3 million in the second quarter of 2022 to $3.7 million in the second quarter of 2023.

•

General and administrative expenses were $6.9 million in the second quarter of 2023, increased by 106.7% from $3.3 million in the second quarter of 2022. The increase was primarily due to an increase in professional service fee by 184.0% from $0.6 million in the second quarter of 2022 to $1.6 million in the second quarter of 2023, and an incurrence of share-based compensation expense of $1.3 million in the second quarter 2023 compared to nil in the second quarter of 2022.

•

Research and development expenses were $0.5 million in the second quarter of 2023, whereas the Company did not have research and development expenses in the second quarter of 2022. The increase was primarily due to system wide technological upgrades on GigaCloud Marketplace to support the Company’s growth.

Operating Income

Operating income was $23.4 million in the second quarter of 2023, increased by 184.2% from $8.2 million in the second quarter of 2022.

Income Tax Expenses

Income tax expenses were $4.3 million in the second quarter of 2023, increased by 245.4% from $1.2 million in the second quarter of 2022.

Net Income

Net income was $18.4 million in the second quarter of 2023, an increase of 201.5% from $6.1 million in the second quarter of 2022.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.45 in the second quarter of 2023, compared to $0.15 in the second quarter of 2022.

Adjusted EBITDA

Adjusted EBITDA7 was $24.9 million in the second quarter of 2023, increased by 219.3% from $7.8 million in the second quarter of 2022.

[7]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

First Half 2023 Financial Results

Revenues

Total revenues were $280.9 million in the six months ended June 30, 2023, increased by 18.8% from $236.5 million in the six months ended June 30, 2022. The increase was primarily due to an increase in market demand for large parcel merchandise, leading to increases in our GigaCloud Marketplace GMV, sales volume and number of sellers and buyers.

•

Service revenue from GigaCloud 3P was $78.4 million in the six months ended June 30, 2023, increased by 22.4% from $64.0 million in the six months ended June 30, 2022. The increase was primarily due to an increase in revenue from last mile delivery services by 72.8% from $24.0 million in the six months ended June 30, 2022 to $41.5 million in the six months ended June 30, 2023, an increase in revenue from warehouse services by 77.2% from $6.2 million in the six months ended June 30, 2022 to $11.0 million in the six months ended June 30, 2023 and an increase in revenue from platform services by 62.6% from $3.0 million in the six months ended June 30, 2022 to $4.9 million in the six months ended June 30, 2023. The increases were partially offset by a decrease in revenue from ocean transportation services by 71.0% from $23.1 million in the six months ended June 30, 2022 to $6.7 million in the six months ended June 30, 2023.

•

Product revenue from GigaCloud 1P was $131.2 million in the six months ended June 30, 2023, increased by 14.1% from $115.0 million in the six months ended June 30, 2022. The increase was primarily due to an increase in spend per active buyer.

•

Product revenue from off-platform ecommerce was $71.4 million in the six months ended June 30, 2023, increased by 24.3% from $57.4 million in the six months ended June 30, 2022. The increase was primarily due to an increased sales in certain third-party off-platform ecommerce.

Cost of Revenues

Cost of revenues was $211.0 million in the six months ended June 30, 2023, increased by 4.2% from $202.6 million in the six months ended June 30, 2022.

•

Cost of services increased by 10.4% from $57.5 million in the six months ended June 30, 2022 to $63.5 million in the six months ended June 30, 2023, primarily due to an increase in staff cost by 239.4% from $2.1 million in the six months ended June 30, 2022 to $7.2 million in the six months ended June 30, 2023.

•

Cost of product sales increased by 1.7% from $145.0 million in the six months ended June 30, 2022 to $147.4 million in the six months ended June 30, 2023, primarily due to an increase in delivery cost by 26.8% from $15.8 million in the six months ended June 30, 2022 to $20.1 million in the six months ended June 30, 2023 and an increase in product cost by 2.0% from $111.1 million in the six months ended June 30, 2022 to $113.3 million in the six months ended June 30, 2023.

Gross Profit and Gross Margin

Gross profit was $69.9 million in the six months ended June 30, 2023, increased by 106.4% from $33.9 million in the six months ended June 30, 2022. Gross margin was 24.9% in the six months ended June 30, 2023, compared to 14.3% in the six months ended June 30, 2022.

Operating Expenses

Total operating expenses were $28.7 million in the six months ended June 30, 2023, compared to $18.2 million in the six months ended June 30, 2022.

•

Selling and marketing expenses were $16.4 million in the six months ended June 30, 2023, compared to $11.0 million in the six months ended June 30, 2022. The increase was primarily due to an increase in staff cost by 57.3% from $5.3 million in the six months ended June 30, 2022 to $8.3 million in the six months ended June 30, 2023 and an increase in platform service fee by 35.2% from $4.7 million in the six months ended June 30, 2022 to $6.4 million in the six months ended June 30, 2023.

•

General and administrative expenses were $11.0 million in the six months ended June 30, 2023, compared to $7.2 million in the six months ended June 30, 2022. The increase was primarily due to an increase in share-based compensation expense by 684.4% from $0.2 million in the six months ended June 30, 2022 to $1.6 million in the six months ended June 30, 2023, and an increase in professional service fee by 73.9% from $1.3 million in the six months ended June 30, 2022 to $2.3 million in the six months ended June 30, 2023.

•

Research and development expenses were $1.2 million in the six months ended June 30, 2023, whereas the Company did not have research and development expenses in the six months ended June 30, 2022. The increase was primarily due to system wide technological upgrades on GigaCloud Marketplace to support the Company’s growth.

Operating Income

Operating income was $41.3 million in the six months ended June 30, 2023, increased by 162.5% from $15.7 million in the six months ended June 30, 2022.

Income Tax Expenses

Income tax expenses were $8.0 million in the six months ended June 30, 2023, compared to $2.8 million in the six months ended June 30, 2022.

Net Income

Net income was $34.3 million in the six months ended June 30, 2023, increased by 216.7% compared to $10.8 million in the six months ended June 30, 2022.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.84 in the six months ended June 30, 2023, increased by 200.0% compared to $0.28 in the six months ended June 30, 2022.

Adjusted EBITDA

Adjusted EBITDA8 was $44.7 million in the six months ended June 30, 2023, increased by 203.9% compared to $14.7 million in the six months ended June 30, 2022.

Balance Sheet

As of June 30, 2023, the Company had cash of $181.5 million and restricted cash of $0.9 million, compared to $143.5 million and $1.5 million as of December 31, 2022, respectively.

Cash Flow

Net cash provided by operating activities was $38.6 million in the six months ended June 30, 2023, compared to net cash used in operating activities of $10.3 million in in the six months ended June 30, 2022, primarily attributable to net income of $34.3 million in the six months ended June 30, 2023, adjusted primarily by accrued expenses and other current liabilities, inventories, and accounts receivable.

Net cash used in investing activities was $0.2 million in the six months ended June 30, 2023 compared to $0.1 million in the six months ended June 30, 2022, consisting primarily of cash paid for purchase of property and equipment.

Net cash used in financing activities was $1.1 million in the second quarter of 2023, compared to net cash used in financing activities of $0.6 million in the second quarter of 2022, consisting primarily of cash paid for finance lease obligations and repayment of bank loans.

Business Outlook

The Company expects its total revenues to be between $162 million and $167 million in the third quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

[8]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing/Hong Kong Time) on August 15, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://register.vevent.com/register/BI51f5f679d7ea43c6add5e35ef4072544

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://investors.gigacloudtech.com/.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Non-GAAP Financial Measures

The Company uses Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expense, a non-GAAP financial measure, to understand and evaluate its core operating performance. Non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Investor Relations

Email: investor.relations@gigacloudtech.com

ICR Inc.

Ryan Gardella

Email: Ryan.Gardella@icrinc.com

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	June 30,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash	143,531	181,506
Restricted cash	1,545	898
Accounts receivable, net	27,142	30,454
Inventories	78,338	84,786
Prepayments and other current assets	7,566	9,931

Total current assets	258,122	307,575

Non-current assets
Operating lease right-of-use assets	144,168	131,795
Property and equipment, net	13,053	12,452
Deferred tax assets	75	71
Other non-current assets	3,182	3,157

Total non-current assets	160,478	147,475

Total assets	418,600	455,050

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands)

	December 31,	June 30,
	2022	2023
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings	207	52
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$4,185 and US$5,024 as of December 31, 2022 and June 30, 2023, respectively)	31,573	34,808
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$385 and US$357 as of December 31, 2022 and June 30, 2023, respectively)	2,001	2,093
Current operating lease liabilities (including current operating lease liabilities of VIEs without recourse to the Company of US$1,864 and US$1,295 as of December 31, 2022 and June 30, 2023, respectively)	27,653	29,003
Income tax payable (including income tax payable of VIEs without recourse to the Company of US$280 and US$1,164 as of December 31, 2022 and June 30, 2023, respectively)	4,142	4,752
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$442 and US$1,204 as of December 31, 2022 and June 30, 2023, respectively)	37,062	45,685

Total current liabilities	102,638	116,393

Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIEs without recourse to the Company of US$3,322 and US$1,204 as of December 31, 2022 and June 30, 2023, respectively)	116,564	103,721
Deferred tax liabilities	472	425
Finance lease obligations, non-current	867	492
Non-current income tax payable	2,894	3,014

Total non-current liabilities	120,797	107,652

Total liabilities	223,435	224,045

Commitments and contingencies	—	—

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands)

	December 31,	June 30,
	2022	2023
	US$	US$
Shareholders’ equity
Treasury shares, at cost (4,624,039 and 14,958 shares held as of December 31, 2022 and June 30, 2023, respectively)	(231)	(1)
Subscription receivable from ordinary shares	(81)	—
Class A ordinary shares (US$0.05 par value, 50,673,268 shares authorized, 31,357,814 and 31,635,720 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	1,568	1,582
Class B ordinary shares (US$0.05 par value, 9,326,732 shares authorized, issued and outstanding as of both December 31, 2022 and June 30, 2023)	466	466
Additional paid-in capital	109,049	110,734
Accumulated other comprehensive income	804	303
Retained earnings	83,590	117,921

Total shareholders’ equity	195,165	231,005

Total liabilities and shareholders’ equity	418,600	455,050

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for share data and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
	US$	US$	US$	US$
Revenues
Service revenues	32,823	43,278	64,041	78,374
Product revenues	91,204	109,852	172,428	202,553

Total revenues	124,027	153,130	236,469	280,927

Cost of revenues
Services	(28,344)	(34,782)	(57,545)	(63,549)
Product sales	(78,662)	(77,984)	(145,033)	(147,440)

Total cost of revenues	(107,006)	(112,766)	(202,578)	(210,989)

Gross profit	17,021	40,364	33,891	69,938
Operating expenses
Selling and marketing expenses	(5,452)	(9,535)	(11,014)	(16,431)
General and administrative expenses	(3,336)	(6,897)	(7,163)	(11,047)
Research and development expenses	—	(532)	—	(1,204)

Total operating expenses	(8,788)	(16,964)	(18,177)	(28,682)

Operating income	8,233	23,400	15,714	41,256
Interest expense	(136)	(804)	(300)	(917)
Interest income	32	484	124	1,074
Foreign currency exchange gains (losses), net	(1,062)	(815)	(2,292)	570
Government grants	—	395	—	395
Others, net	269	(1)	436	(22)

Income before income taxes	7,336	22,659	13,682	42,356
Income tax expense	(1,236)	(4,269)	(2,843)	(8,025)

Net income	6,100	18,390	10,839	34,331

Accretion of Redeemable Convertible Preferred Shares	(374)	—	(744)	—

Net income attributable to ordinary shareholders	5,726	18,390	10,095	34,331

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(1,717)	(307)	(1,786)	(501)

Total other comprehensive loss	(1,717)	(307)	(1,786)	(501)

Comprehensive Income	4,383	18,083	9,053	33,830

Net income per ordinary share
—Basic	0.15	0.45	0.28	0.84
—Diluted	0.15	0.45	0.28	0.84
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic	15,875,571	40,896,423	14,445,722	40,806,959
—Diluted	15,875,571	40,941,904	14,445,722	40,852,439

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,
	2022	2023
	US$	US$
Operating activities:
Net Income	10,839	34,331
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	38	3
Inventory write-down	2,976	1,305
Deferred tax	(1,115)	(43)
Share-based compensation	199	1,757
Depreciation and amortization	659	760
Lease expense to reduce right-of-use assets	17,080	15,365
Unrealized foreign currency exchange gains	—	(307)
Changes in operating assets and liabilities:
Accounts receivable	(5,440)	(3,300)
Inventories	(24,920)	(7,753)
Prepayments and other current assets	(4)	(2,226)
Accounts payable	5,616	2,915
Contract liabilities	(1,075)	92
Income tax payable	(1,312)	344
Accrued expenses and other current liabilities	291	9,883
Operating lease liabilities	(14,141)	(14,485)

Net cash provided by (used in) operating activities	(10,309)	38,641

Investing activities:
Cash paid for purchase of property and equipment	(145)	(158)

Net cash used in investing activities	(145)	(158)

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

	Six Months Ended June 30,
	2022	2023
	US$	US$
Financing activities:
Repayment of finance lease obligations	(2,009)	(909)
Repayment of bank loans	(169)	(145)
Proceeds from prepaid consideration of restricted shares	1,578	—

Net cash used in financing activities	(600)	(1,054)

Effect of foreign currency exchange rate changes on cash and restricted cash	(2,077)	(101)

Net increase (decrease) in cash and restricted cash	(13,131)	37,328

Cash and restricted cash at the beginning of the period	63,862	145,076

Cash and restricted cash at the end of the period	50,731	182,404

Supplemental information
Interest expense paid	300	917
Income taxes paid	5,261	7,724
Non-cash investing and financing activities:
Purchase of property and equipment under finance leases	2,719	—
Settlement of subscription receivable from ordinary shares	—	312

GigaCloud Technology Inc

UNAUDITED RECONCILIATION OF ADJUSTED EBITDA

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
	US$	US$	US$	US$
Net Income	6,100	18,390	10,839	34,331
Add: Income tax expense	1,236	4,269	2,843	8,025
Add: Interest expense	136	804	300	917
Less: Interest income	(32)	(484)	(124)	(1,074)
Add: Depreciation and amortization	348	380	659	760
Add: Share-based compensation expenses	—	1,510	199	1,757

Adjusted EBITDA	7,788	24,869	14,716	44,716